COMPUTERSHARE
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 29/04/2011

To: All Canadian Securities Regulatory Authorities

Subject: RUBICON MINERALS CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General and Special Meeting
Record Date for Notice of Meeting:	25-05-2011
Record Date for Voting (if applicable):	25-05-2011
Beneficial Ownership Determination Date:	25-05-2011
Meeting Date:	29-06-2011
Meeting Location (if available)	The Fairmont Royal York 100 Front Street, West Toronto, Ontario M5J 1E3

Voting Security Details:

Description                                                        CUSIP Number                                   ISIN
COMMON                                                        780911103                                   CA7809111031

Sincerely,
Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for RUBICON MINERALS CORPORATION